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                           October 23, 2023

       Doug Grau
       President
       AMERICAN REBEL HOLDINGS INC
       909 18th Avenue South, Suite A
       Nashville, Tennessee 37212

                                                        Re: AMERICAN REBEL
HOLDINGS INC
                                                            Registration
Statement on Form S-3
                                                            Filed on October
10, 2023
                                                            File No. 333-274909

       Dear Doug Grau:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Scott Linsky